UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

BIRD GLOBAL, INC.
(Name of Issuer)

Class A Common Stock, with a nominal value of $0.0001 per share
(Title of Class of Securities)

09077J206
(CUSIP Number)

Stewart Lyons
392 NE 191st Street, #20388
Miami, FL 33179
(866) 205-2442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Chang-Do Gong
1221 Avenue of the Americas
New York, NY 10020-1095

Daniel Turgel
5 Old Broad St
London EC2N 1DW, United Kingdom

September 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person TIER Mobility SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,608,623
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,608,623
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,623
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock (“Common Shares”) of Bird Global, Inc., a Delaware corporation, having its registered address at 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801 (the “Issuer”).

Item 2.	Identity and Background.

This Schedule 13D is being filed by TIER Mobility SE (“TIER” or the “Reporting Person”), a company incorporated in Germany with registered number HRB 236551 B. TIER is a shared micro-mobility provider that focuses on providing micro-mobility vehicles and systems.

Investment and voting decisions for TIER are made by a simple majority vote of its administrative board, subject to certain shareholders having consent rights over certain material actions and decisions of TIER.  Therefore, no individual member of the administrative board of TIER is considered to be the beneficial owner of the Common Stock reported in this Schedule 13D.  Information regarding each member of the administrative board and the executive director of the Reporting Person (collectively, the “Covered Persons”) is set forth in the attached Annex A and is incorporated herein by reference.  Each of the Covered Persons disclaims any beneficial ownership of the Common Stock reported in this Schedule 13D except to the extent of such Covered Person’s pecuniary interest therein, and this report shall not be deemed an admission that any Covered Person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 19, 2023, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) by and among TIER, Bird Rides, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (the “Acquiror”), Skinny Labs, Inc. (d/b/a “SPIN”), a Delaware corporation (the “Company”), and the Issuer.

The Stock Purchase Agreement provided for, among other things, the acquisition of the Company from TIER by the Acquiror (the “Acquisition”).  On September 19, 2023, concurrently with the execution of the Stock Purchase Agreement, the parties to the Stock Purchase Agreement consummated the Acquisition (the “Closing”).

As partial consideration for the Acquisition, the Issuer issued 1,608,623 Common Shares to TIER, which will be held in escrow by the Issuer to satisfy certain indemnification obligations of TIER as set forth in the Stock Purchase Agreement.  Subject to any adjustments for indemnity payments, (i) 50% of the Common Shares will be released from escrow on the date that is 9 months after the date of the Closing, and (ii) the entire remaining balance of the Common Shares will be released from escrow on the date that is 18 months after the date of the Closing.

Item 4.	Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the securities described in this Schedule 13D in connection with the Closing of the Acquisition and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or, subject to the transfer restrictions described in Item 3 above, sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculation of the percentage of beneficial ownership is based on a total of 14,262,078 shares of the Issuer’s Class A common stock outstanding as of September 26, 2023, based on information provided by the Issuer.

Except in connection with the Acquisition, during the past 60 days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons has effected any transactions in the Issuer’s Common Shares.

To the best knowledge of the Reporting Person, no one other than the Reporting Person and its shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

Information about the Stock Purchase Agreement included in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1
Stock Purchase Agreement, dated as of September 19, 2023, by and among TIER, the Acquiror, the Company and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 29, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023

TIER MOBILITY SE

By:	/s/ Lawrence Leuschner
Name:	Lawrence Leuschner
Title:	Chief Executive Officer

Annex A
Members of the Administrative Board and the Executive Director of TIER Mobility SE (“TIER”)
The name, present principal occupation or employment, business address and citizenship of each member of the administrative board and the executive director of TIER are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Lawrence Leuschner	Chairman of the Administrative Board and Executive Director of TIER Mobility SE	c/o WeWork, Eichhornstraße 3, 10785 Berlin, Germany	Germany
Alexander James Gayer	Chief Financial Officer of TIER Mobility SE	c/o WeWork, Eichhornstraße 3, 10785 Berlin, Germany	United Kingdom
Michiel David Kotting	Investment professional at Northzone	Elsley Court, 20-22 Great Titchfield Street, London, W1W 8BE	Netherlands
Stephen Thorne	Investor at SoftBank Investment Advisers	69 Grosvenor Street London, W1K 3JP	United Kingdom
Dale Jonathan Elliot	Director of Investments at Mubadala Capital	Level 8, 25 Berkeley Square, London, W1J 6HN	United Kingdom
Jonathan Mark McNeil	CEO and Co-Founder at DVx Ventures	15 Ferndale Rd Weston MA 02493, US	United States

Each of the Covered Persons named above disclaims any beneficial ownership of the Common Stock reported in this Schedule 13D except to the extent of such Covered Person’s pecuniary interest therein, and this report shall not be deemed an admission that any Covered Person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.